Exhibit 99.1

September 15, 2026

To Our Shareholders:

5-7-11 Ueno, Taito-ku, Tokyo, Japan

Perpetuals.com Ltd.

Satoshi Kobayashi, Representative Director

NOTICE OF CONVOCATION OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

[This document is an English translation of the Japanese original. It is prepared for reference purposes only, and the Japanese original shall prevail in all respects.]

Dear Shareholders:

We are pleased to inform you that the Extraordinary General Meeting of Shareholders of Perpetuals.com Ltd. (the “Company”) will be held as set out below.

If you are unable to attend the meeting in person, you may exercise your voting rights in writing. Please review the Reference Materials for the General Meeting of Shareholders set out below, indicate your approval or disapproval of each proposal on the enclosed voting form, and return it so that it arrives no later than 6:00 p.m. (JST) on Monday, October 5, 2026.

1. Date and Time	Tuesday, October 6, 2026, 10:00 a.m. (JST) (Reception opens at 9:30 a.m.)
2. Venue	MR Building 3F, 5-7-11 Ueno, Taito-ku, Tokyo (Meeting room, head office of the Company)
3. Agenda	Proposal 1: Partial Amendment to the Articles of Incorporation (Transition to a Company with a Nominating Committee, etc.)
Proposal 2: Election of Eight (8) Directors
Proposal 3: Election of the Accounting Auditor
Proposal 4: Issuance of Shares for Subscription
Proposal 5: Issuance of Shares for Subscription

When attending the meeting in person, please submit the enclosed voting form at the reception desk. If any revisions are made to the Reference Materials, the revised items will be posted on the Company’s website (https://e-arly.works/).

REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS

Proposal 1: Partial Amendment to the Articles of Incorporation (Transition to a Company with a Nominating Committee, etc.)

In view of the global expansion of its business, the Company proposes to transition from a company with statutory auditors (kansayaku) to a company with a nominating committee, etc. (shimei-iinkai-tou-secchi-kaisha). Compared with the statutory-auditor structure, the three-committee structure more closely resembles the corporate governance framework of companies in the United States and other jurisdictions, and is therefore considered more familiar and accessible to overseas investors. Accordingly, the Company requests approval of the following amendments to the Articles of Incorporation.

Present Articles	Proposed Amendments
(Organs) Article 4 In addition to the General Meeting of Shareholders and Directors, the Company shall have the following organs: 1. Board of Directors 2. Statutory Auditors (Kansayaku)

(Organs)

Article 4

In addition to the General Meeting of Shareholders and Directors, the Company shall have the following organs:

1. Board of Directors

2. Nominating Committee

3. Compensation Committee

4. Audit Committee

5. Accounting Auditor

(Term of Office)

Article 20

The term of office of a Director shall expire at the close of the annual general meeting of shareholders relating to the last fiscal year ending within two (2) years after his/her election.

2) The term of office of a Director elected to increase the number of Directors or to fill a vacancy shall expire when the term of office of the other incumbent Directors expires.

(Term of Office)

Article 20

The term of office of a Director shall expire at the close of the annual general meeting of shareholders relating to the last fiscal year ending within one (1) year after his/her election.

2) The term of office of a Director elected to increase the number of Directors or to fill a vacancy shall expire when the term of office of the other incumbent Directors expires.

(Representative Director and Directors with Titles)

Article 21

The Board of Directors shall, by its resolution, appoint the Representative Director(s).

2) The Board of Directors may, by its resolution, appoint one Chairman of the Board (torishimariyaku-kaicho) and one President (torishimariyaku-shacho), and a small number of Executive Vice Presidents, Senior Managing Directors and Managing Directors.

(Chairman and Vice-Chairman) Article 21 The Board of Directors may, by its resolution, appoint a Chairman and a Vice-Chairman.

(Convener and Chair of Board Meetings)

Article 22

Except as otherwise provided by laws and regulations, meetings of the Board of Directors shall be convened and chaired by the President.

2) If the President is unable to act, another Director shall convene and chair the meeting in the order previously determined by the Board of Directors.

(Convener and Chair of Board Meetings)

Article 22

Except as otherwise provided by laws and regulations, meetings of the Board of Directors shall be convened and chaired by the Chairman.

2) If the Chairman is unable to act, another Director shall convene and chair the meeting in the order previously determined by the Board of Directors (or, if no such order has been determined, the Vice-Chairman).

(Notice of Board Meetings)

Article 23

Notice of a meeting of the Board of Directors shall be given to each Director and each Statutory Auditor at least three (3) days prior to the date of the meeting; provided, however, that this period may be shortened in case of urgency.

2) A meeting of the Board of Directors may be held without following the convocation procedures with the unanimous consent of all Directors and Statutory Auditors.

(Notice of Board Meetings)

Article 23

Notice of a meeting of the Board of Directors shall be given to each Director at least three (3) days prior to the date of the meeting; provided, however, that this period may be shortened in case of urgency.

2) A meeting of the Board of Directors may be held without following the convocation procedures with the unanimous consent of all Directors.

(Minutes of Board Meetings) Article 26	(Minutes of Board Meetings) Article 26

The substance of the proceedings of meetings of the Board of Directors, the results thereof, and other matters prescribed by laws and regulations shall be recorded in minutes, and the Directors and Statutory Auditors present shall affix their names and seals or electronic signatures thereto.

The substance of the proceedings of meetings of the Board of Directors, the results thereof, and other matters prescribed by laws and regulations shall be recorded in minutes, and the Directors present shall affix their names and seals or electronic signatures thereto.

(Remuneration, etc.)

Article 28

Remuneration, bonuses and other financial benefits received by Directors from the Company as consideration for the execution of their duties (the “Remuneration, etc.”) shall be determined by resolution of the General Meeting of Shareholders.

(Deleted)

(Exemption of Directors from Liability)

Article 29

Pursuant to Article 426, Paragraph 1 of the Companies Act, the Company may, by resolution of the Board of Directors, exempt Directors (including former Directors) from liability for damages arising from neglect of duties, to the extent permitted by laws and regulations.

2) Pursuant to Article 427, Paragraph 1 of the Companies Act, the Company may enter into agreements with Directors (excluding executive directors, etc.) limiting their liability for damages arising from neglect of duties; provided that the limit of liability under such agreements shall be the amount prescribed by laws and regulations.

(Exemption of Directors from Liability) Article 28 [Same substance; renumbered from Article 29 to Article 28.]
(Newly established)	Chapter 4-2 Nominating Committee, Compensation Committee and Audit Committee
(Newly established)

(Nominating Committee, Compensation Committee and Audit Committee)

Article 29

Each of the Nominating Committee, the Compensation Committee and the Audit Committee shall consist of three (3) or more committee members.

2) The members of each committee shall be elected from among the Directors, and a majority of the members of each committee shall be outside directors.

3) Members of the Audit Committee may not concurrently serve as executive officers or executive directors of the Company or its subsidiaries, or as accounting advisors, managers or other employees of subsidiaries of the Company.

4) Matters concerning each committee shall, in addition to those prescribed by laws and regulations or these Articles of Incorporation, be prescribed by resolution of the Board of Directors or by rules established by each committee.

Chapter 5 Statutory Auditors	Chapter 5 Executive Officers
(Number of Statutory Auditors) Article 30 The Company shall have no more than five (5) Statutory Auditors.	(Deleted)

(Method of Election)

Article 31

Statutory Auditors shall be elected at the General Meeting of Shareholders.

2) Resolutions for the election of Statutory Auditors shall be adopted by a majority of the voting rights of the shareholders present, where shareholders holding at least one-third of the voting rights of shareholders entitled to vote are present.

(Deleted)

(Term of Office)

Article 32

The term of office of a Statutory Auditor shall expire at the close of the annual general meeting of shareholders relating to the last fiscal year ending within four (4) years after his/her election.

2) The term of office of a Statutory Auditor elected to fill a vacancy shall expire when the term of the retired Statutory Auditor would have expired.

(Deleted)
(Remuneration, etc.) Article 33 Remuneration, etc. of Statutory Auditors shall be determined by resolution of the General Meeting of Shareholders.	(Deleted)
(Exemption of Statutory Auditors from Liability) Article 34 [Exemption and liability-limitation provisions for Statutory Auditors under Articles 426 and 427 of the Companies Act.]	(Deleted)
(Newly established)	(Election of Executive Officers) Article 30 Executive Officers shall be elected by resolution of the Board of Directors.
(Newly established)

(Term of Office of Executive Officers)

Article 31

The term of office of an Executive Officer shall expire at the close of the first meeting of the Board of Directors convened after the close of the annual general meeting of shareholders relating to the last fiscal year.

2) The term of office of an Executive Officer elected to increase the number of Executive Officers or to fill a vacancy shall expire when the term of office of the other incumbent Executive Officers expires.

(Newly established)	(Representative Executive Officer) Article 32 The Board of Directors shall, by its resolution, appoint the Representative Executive Officer(s).
(Newly established)

(Matters Concerning Executive Officers)

Article 33

Matters concerning Executive Officers shall, in addition to those prescribed by laws and regulations or these Articles of Incorporation, be prescribed by resolution of the Board of Directors.

(Newly established)

(Exemption of Executive Officers from Liability)

Article 34

The Company may, by resolution of the Board of Directors, exempt Executive Officers from liability under Article 423, Paragraph 1 of the Companies Act, to the extent permitted by laws and regulations.

Proposal 2: Election of Eight (8) Directors

Subject to the approval of Proposal 1 (Partial Amendment to the Articles of Incorporation), the Company will transition from a company with statutory auditors to a company with a nominating committee, etc. upon the close of this meeting. Upon such transition, the terms of office of all Directors and Statutory Auditors will expire.

Accordingly, the Company requests approval of the election of the following eight (8) Directors.

1. Patrick Gruhn

Date of Birth	June 17, 1981
Career Summary

More than ten years of executive experience in digital finance, platform businesses and global business development.

Founded Kephas Corporation (d/b/a Perpetuals.com) in 2016 and, as Chief Executive Officer and President, has led all aspects of management, including business strategy formulation and execution, corporate operations, financial management, regulatory affairs and investor relations.

Also serves as CEO of Kephas Stiftung gemeinnützige GmbH, based in Europe, with expertise in international organizational management and governance.

Representative Director of the Company since 2026 (incumbent).

Significant Concurrent Positions	Perpetual Markets Ltd. – Chief Executive Officer Kephas Corporation – Chief Executive Officer / President Kephas Stiftung gemeinnützige GmbH – Chief Executive Officer
Shares of the Company Held	Ordinary shares: 1,294,860; Series P shares: 22,529,840

[Reasons for Nomination as Candidate for Director]

Mr. Gruhn, as founder and CEO of Kephas Corporation, has extensive executive experience in digital finance and platform businesses and has led the launch and growth of global businesses. Following the Company’s acquisition of Perpetual Markets Ltd. as a wholly-owned subsidiary, he is expected to contribute significantly to the advancement of the Company’s overseas business strategy, the smooth execution of business integration, and the enhancement of medium- to long-term corporate value. The Company therefore requests his election as Director.

2. Matthew Nicoletti

Date of Birth	April 20, 1986
Career Summary

A strategic executive with more than 15 years of experience driving growth across healthcare, technology and finance. Has led capital-raising campaigns in the health sciences, executed mergers and acquisitions, guided public listings, and delivered substantial EBITDA growth and operational-efficiency improvements, including partnerships with Fortune 500 companies and premier global institutions.

Currently serves as Chief Strategy Officer of the Company.

Serves as Senior Scientist of Health Finance at McMaster University, collaborating with leading faculty on interdisciplinary research, conducting financing evaluations across sub-Saharan Africa and South America, and serving on the Clinical Trial Committee of the TOGETHER trial, an international adaptive platform study awarded the 2021 David Sackett Clinical Trial of the Year by the Society for Clinical Trials. Also serves as an Advisor to the Global Burden of Disease study at the Institute for Health Metrics and Evaluation (IHME), University of Washington.

Serves on the Advisory Board and as Senior Strategic Advisor for ViRx at Stanford University, driving financing strategies and major funding initiatives for broad-spectrum antivirals and the BioShield platform. As Managing Member of Vadar Management LLC, has provided comprehensive support for listings and capital strategy in the U.S. Capital Markets, including reverse mergers, IPOs, SPACs, listings on Nasdaq/NYSE markets, SEC matters and corporate governance development. Director of the Company since 2026 (incumbent).

Significant Concurrent Positions

McMaster University – Senior Scientist of Health Finance

ViRx at Stanford University – Senior Strategic Advisor; Advisory Board

IHME, University of Washington – Advisor, Global Burden of Disease study

Vadar Management LLC – President and Founder

Shares of the Company Held	0 shares

[Reasons for Nomination as Candidate for Director]

Mr. Nicoletti has more than 15 years of executive experience across healthcare, technology, finance and real estate, including capital raising, mergers and acquisitions, public listings and operational value creation. The Company therefore requests his election as Director.

3. Michael Hilmer

Date of Birth	May 13, 1968
Career Summary

More than 30 years of leadership experience across financial technology (fintech), data monetization, structured finance and digital transformation. Has served as a trusted advisor and director to private and public companies and early-stage ventures, advising on risk management, capital allocation and data-ethics oversight.

Currently serves as Vice Chairman of FUTR Corporation.

Director of the Company since 2025 (incumbent).

Significant Concurrent Positions	FUTR Corporation – Vice Chairman
Shares of the Company Held	20,000 ordinary shares

[Reasons for Nomination as Candidate for Director]

Mr. Hilmer is expected to apply his extensive experience and broad insight as a corporate executive to the oversight of the Company’s management. The Company therefore requests his election as Director.

4. Brandon J. Williams

Date of Birth	July 2, 1985
Career Summary

More than 15 years of experience in capital markets, digital asset investment and fintech. Since 2020, as Co-Founder and Head of Global Business Development of Digital Assets DA AG (Switzerland), has led business development for a tokenization platform and capital raising from strategic partners. Since 2018, as Managing Director at Cosima Capital LLC, has overseen OTC trading for institutional and ultra-high-net-worth clients in the crypto-asset market and consulting for leading global crypto exchanges and family offices. Since 2016, as Senior Vice President at Laidlaw & Co. (UK) Ltd., promoted branch establishment and institutional sales of private equity funds. From 2009, as Senior Investment Executive at Dawson James Securities Inc., was involved in more than 70 PIPE/IPO/secondary transactions over seven years. B.S. in Finance and International Business, University of Maryland, Robert H. Smith School of Business.

Director of the Company since 2026 (incumbent).

Significant Concurrent Positions	Digital Assets DA AG – Co-Founder, Head of Global Business Development Cosima Capital LLC – Managing Director Laidlaw & Co. (UK) Ltd. – Senior Vice President
Shares of the Company Held	0 shares

[Reasons for Nomination as Candidate for Director]

Mr. Williams has extensive practical experience in business development and capital markets in the digital asset and blockchain fields. As Co-Founder of Digital Assets DA AG he leads business development of a tokenization platform, and at Cosima Capital LLC he oversees digital asset consulting for institutional investors and family offices. His international expertise in fintech and digital assets is expected to contribute significantly to the advancement of the Company’s global strategy. The Company therefore requests his election as Director.

5. Satoshi Kobayashi

Date of Birth	October 4, 1985
Career Summary	Joined Osaka City Hall in 2002 as a new graduate. Subsequently served as a manager at Pasona Inc., responsible for temporary-staff management and consulting. Founded FEELO Co. in 2016, operating an e-commerce business for consumer electronics. Founded Earlyworks Co., Ltd. (now Perpetuals.com Ltd) in May 2018 and has served as Representative Director and CEO since then (incumbent).
Significant Concurrent Positions	None
Shares of the Company Held	Ordinary shares: 3,938,510

[Reasons for Nomination as Candidate for Director]

Since co-founding the Company in May 2018, Mr. Kobayashi has led the Company’s overall management as Representative Director and CEO, driving the commercialization of the Company’s proprietary blockchain platform “Grid Ledger System,” the listing on the U.S. NASDAQ market in 2023, and the acquisition of Perpetual Markets Ltd. as a wholly-owned subsidiary in 2026. Since July 2025 he has concurrently served as Interim CFO and is deeply versed in capital policy, U.S. securities regulation and governance operations under the Japanese Companies Act. His knowledge and experience remain indispensable for the Company’s relationships in Japan and for maintaining and strengthening its governance framework and internal controls under the Japanese Companies Act. The Company therefore requests his election as Director.

6. Edward Mills

Date of Birth	June 12, 1975
Career Summary	A well-known academic medical researcher and entrepreneur. Professor of Health Research Methods, Evidence & Impact at McMaster University in Hamilton, Canada, and Senior Scientist at VirX at Stanford University. Specializes in clinical trials in infectious diseases and is among the most published and cited researchers in the world, with more than 700 peer-reviewed journal articles, including in The New England Journal of Medicine, The Lancet and JAMA. In 2021, awarded the Clinical Trial of the Year award from the Society for Clinical Trials for the TOGETHER trial. The majority of his career has been devoted to treatments and interventions relevant to lower-income countries, predominantly in Central and Eastern Africa. Trained at the University of Oxford; Fellow of the Royal Colleges of Physicians (London and Edinburgh); Ph.D. from McMaster University. Has led Redwood Outcomes (acquired by Precision for Medicine) and MTEK Sciences (acquired by Cytel Inc.).
Significant Concurrent Positions	McMaster University – Professor, Health Research Methods, Evidence & Impact; VirX at Stanford University – Senior Scientist
Shares of the Company Held	0 ordinary shares

[Reasons for Nomination as Candidate for Director]

Dr. Mills is a globally recognized clinical-trial methodologist and entrepreneur, with more than 700 peer-reviewed publications and leadership of the award-winning TOGETHER trial. He brings deep experience in evidence generation, global health, and the building and sale of research-services companies. Leveraging this expertise, he is expected to provide oversight and advice on the Company’s management from an independent standpoint. The Company therefore requests his election as Outside Director.

7. Masahiro Tominaga

Date of Birth	October 14, 1978
Career Summary	Obtained a bachelor’s degree in economics from Musashi University in 2001. From January 2003, contributed to the advancement of digital innovation as Executive Vice President of UNIMEDIA Inc. Since January 2016, has provided management and web-related consulting as Representative Director of Dizzy Co., Ltd. Outside Director of the Company since July 2019 (incumbent).
Significant Concurrent Positions	Dizzy Co., Ltd. – Representative Director
Shares of the Company Held	0 shares

[Reasons for Nomination as Candidate for Director]

Mr. Tominaga has extensive experience and broad insight in corporate management, having served as Executive Vice President of UNIMEDIA Inc. in the digital marketing and internet business fields before founding Dizzy Co., Ltd., where he provides management and web-related consulting as Representative Director. Since his appointment in July 2019, he has continuously attended board meetings as Outside Director of the Company, providing oversight and advice on overall management from an independent standpoint. Following the transition to a company with a nominating committee, etc., he is expected to contribute to strengthening the Company’s governance, including the operation of the committees. The Company therefore requests his election as Outside Director.

8. Koichi Goto

Date of Birth	October 25, 1966
Career Summary	Achieved three IPOs and one TSE First Section step-up as the executive responsible for listing preparation. Joined Konami Computer Entertainment Japan at its founding in 1996 and achieved a JASDAQ listing as General Manager of Administration. From 2003, supported the CFO of FirstESCO (now F-ON Co., Ltd.), leading a Mothers listing and over JPY 10 billion in cumulative fundraising. From 2008, involved in VC investment and M&A as General Manager of Corporate Administration at M-Out Inc. From 2010, achieved a JASDAQ listing as General Manager of Administration at 3-D Matrix, Ltd. From 2013, served as Statutory Auditor and then Director/Audit and Supervisory Committee Member at Sprix Inc., leading the transition to a company with an audit and supervisory committee and achieving a direct TSE First Section listing. Statutory Auditor of the Company from July 2019 to March 2026, and Outside Director of the Company since March 30, 2026 (incumbent).
Significant Concurrent Positions	Kakao Piccoma Corp. – Statutory Auditor Walklog Inc. – Statutory Auditor Polyuse Inc. – Statutory Auditor (part-time)
Shares of the Company Held	25,000 ordinary shares

[Reasons for Nomination as Candidate for Director]

Mr. Goto has an extensive track record of achieving IPOs for multiple companies as the executive responsible for listing preparation, as well as advanced expertise in corporate governance, including leading a transition to a company with an audit and supervisory committee. Through his service as Statutory Auditor of the Company from July 2019 to March 2026, he has deep knowledge of the Company’s business through his audits of the Company’s management and execution of duties. The Company therefore requests his election as Director.

(Notes regarding the candidates)

1.	There is no special interest between any of the candidates and the Company.

2.	The following candidates are candidates for outside director as defined in Article 2, Paragraph 3, Item 7 of the Regulations for Enforcement of the Companies Act:

(i)	Mr. Williams, (ii) Dr. Mills, (iii) Mr. Tominaga, (iv) Mr. Goto, and (v) Mr. Hilmer.

3.	The Company has entered into agreements with Messrs. Hilmer, Williams, Tominaga, and Goto limiting their liability for damages arising from neglect of duties pursuant to Article 427, Paragraph 1 of the Companies Act. If their reelection is approved, the Company intends to continue those agreements. In addition, if Dr. Mills is elected, the Company intends to enter into a similar liability-limitation agreement with him. The limit of liability under such agreements is the minimum liability amount prescribed by laws and regulations.

4.	The Company intends to enter into indemnification agreements with each candidate pursuant to Article 430-2, Paragraph 1 of the Companies Act, covering the expenses under Item 1 and the losses under Item 2 of that paragraph to the extent permitted by laws and regulations.

5.	The Company has entered into a directors and officers liability insurance policy as provided in Article 430-3, Paragraph 1 of the Companies Act with an insurance company, covering damages and litigation costs incurred by insured persons arising from acts (including omissions) performed in their capacity as officers. All premiums are borne in full by the Company. If elected, each candidate will be included as an insured under the policy.

Proposal 3: Election of the Accounting Auditor

Subject to the approval of Proposal 1, the Company will transition to a company with a nominating committee, etc. upon the close of this meeting. In connection with this transition, the Company requests the election of the following accounting auditor (kaikei-kansanin).

The content of this proposal has been determined by the Statutory Auditor.

(As of June 30, 2026)

Name	Seiryu Audit Corporation
Location	Mitsuba Building, 2-18-3 Akasaka, Minato-ku, Tokyo 107-0052, Japan
Representative	Masafumi Kaetsu, CPA, Senior Managing Partner
Established	February 18, 2010
Personnel	Partners and equivalent (CPAs): 6 Affiliated CPAs: 18 Other audit staff: 1 Total: 25
Listed companies audited	6

Proposal 4: Issuance of Shares for Subscription

Pursuant to Articles 199 and 200 of the Companies Act, the Company requests approval of the issuance of shares for subscription at a subscription price that is particularly favorable to the subscribers, on the terms set out below.

1. Terms of the Shares for Subscription

(1) Number of shares for subscription

Up to 7,650,000 ordinary shares

(2) Subscription price (the amount of money to be paid in, or the value of property other than money to be contributed, in exchange for one share for subscription; the same applies hereinafter in this section) or the method for its calculation The monetary claims held by the allottee against the Company shall be contributed in kind. The amount per ordinary share shall be an amount equal to not less than 80 percent of the amount obtained by dividing by five the volume weighted average price (VWAP) of the American Depositary Shares (ADSs) backed by the ordinary shares of the Company on the U.S. Nasdaq Capital Market over the 20 trading days immediately preceding the date specified in the subscription agreement to be entered into with the allottee, provided that the amount shall not be less than USD 1.50 per ADS.

(3) Date or period for payment of money or contribution of property in exchange for the ordinary shares for subscription One (1) year from the date of the resolution of this General Meeting of Shareholders.

(4) Matters concerning the increase in stated capital and capital reserve when shares are issued The amount of increase in stated capital shall be one-half of the maximum amount of increase in stated capital, etc. calculated in accordance with Article 14, Paragraph 1 of the Rules of Corporate Accounting, with any fraction of less than one yen rounded up. The amount of increase in capital reserve shall be the maximum amount of increase in stated capital, etc. less the amount of increase in stated capital.

(5) Allottee

Third-party allotment to Alexander Capital L.P. (provided that, if Alexander Capital L.P. wishes to receive ADSs, the ordinary shares shall be allotted, in accordance with its instructions, to The Bank of New York Mellon Corporation (The Bank of New York Mellon as depositary bank for DR holders), the depositary for the American Depositary Shares).

(6) Other

Other terms of the issuance shall be set out in the subscription agreement. The issuance under this proposal will be carried out subject to the execution of the agreement with Alexander Capital L.P.

2. Reasons for issuing the shares for subscription at a price particularly favorable to the subscribers

The allottee, Alexander Capital L.P., is a securities brokerage firm that has previously assisted the Company with fundraising in the U.S. market. The issuance of the ordinary shares is made as part of the consideration under a transaction agreement to be entered into from a strategic perspective in light of the Company’s ongoing relationship with the firm. The ordinary shares will be issued only if certain conditions set out in the subscription agreement are satisfied.

For the reasons set out above, the Company believes that the issuance of the ordinary shares under this proposal is appropriate and reasonable for the Company, and proposes to issue the ordinary shares for subscription at the subscription price set out in 1.(2) above.

Proposal 5: Issuance of Shares for Subscription

Pursuant to Articles 199 and 200 of the Companies Act, the Company requests approval of the issuance of shares for subscription at a subscription price that is particularly favorable to the subscribers, on the terms set out below.

1. Terms of the Shares for Subscription

(1) Number of shares for subscription

Up to 75,000 ordinary shares

(2) Subscription price (the amount of money to be paid in, or the value of property other than money to be contributed, in exchange for one share for subscription; the same applies hereinafter in this section) or the method for its calculation The monetary claims (fee claims) held by the allottee against the Company under the consulting agreement shall be contributed in kind. The amount per ordinary share shall be the amount obtained by dividing by five the closing price of the American Depositary Receipts (ADRs) of the Company on the U.S. Nasdaq market on the date of the resolution of the Board of Directors approving the issuance. Payment shall be made by way of set-off against the accrued and unpaid fee claims of the allottee under the consulting agreement with the Company dated August 20, 2026.

(3) Date or period for payment of money or contribution of property in exchange for the shares for subscription One (1) year from the date of the resolution of this General Meeting of Shareholders

(4) Matters concerning the increase in stated capital and capital reserve when shares are issued The amount of increase in stated capital shall be one-half of the maximum amount of increase in stated capital, etc. calculated in accordance with Article 14, Paragraph 1 of the Rules of Corporate Accounting, with any fraction of less than one yen rounded up. The amount of increase in capital reserve shall be the maximum amount of increase in stated capital, etc. less the amount of increase in stated capital.

(5) Allottee

Third-party allotment to Ashish Kapoor (provided that, if Mr. Kapoor wishes to receive ADSs, the shares shall be allotted, in accordance with his instructions, to The Bank of New York Mellon Corporation (The Bank of New York Mellon as depositary bank for DR holders), the depositary for the American Depositary Receipts).

(6) Other

Other terms of the issuance shall be set out in the allotment agreement.

2. Reasons for issuing the shares for subscription at a price particularly favorable to the subscribers

This proposal concerns the issuance of shares of the Company to Mr. Ashish Kapoor by way of contribution in kind of the accrued and unpaid fees and the success fee under the consulting services agreement dated August 20, 2026, as consideration for the financial advisory, accounting oversight and capital markets advisory services provided by him under that agreement. By providing the substantial part of the consideration in shares, the Company can reduce its cash outflow while aligning the outcome of his services with the enhancement of the corporate value of the Company.

For the reasons set out above, the Company believes that the issuance of the shares under this proposal is appropriate and reasonable for the Company, and proposes to issue the shares for subscription at the subscription price set out in 1.(2) above.

End of Reference Materials